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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 28, 2007

Registration No. 333-146728

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3/A
 Amendment No. 1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DG FastChannel, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3140772 (I.R.S. Employer Identification No.)
750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039 (972) 581-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David R. Earhart Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201 (214) 999-4645

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2007

PROSPECTUS

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000

3,500,000 Shares of Common Stock

               Preferred Stock

        We may sell from time to time up to 3,500,000 shares of common stock and up to $25,000,000 of shares of preferred stock offered by this prospectus. We will describe the specific terms and amounts of the common stock and preferred stock offered in a prospectus supplement that will accompany this prospectus. You should read both the prospectus supplement and this prospectus carefully before you invest in our common stock.

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." On November 26, 2007 the closing price for the common stock as reported on Nasdaq was $18.90 per share.

        Investing in our securities involves risks that are described in the section entitled "Risk Factors" beginning on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2007

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common and preferred stock. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under "Where You Can Find More Information" and "Documents Incorporated by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

        Unless the context otherwise requires, the terms "DG FastChannel," "we," "our," "us," and "the Company" refer to DG FastChannel, Inc., a Delaware corporation.

PROSPECTUS SUMMARY

        This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

The Company

        DG FastChannel, Inc. (the "Company" or "DGF") is the leading provider of digital technology services that enable the electronic delivery of advertisements from advertising agencies to traditional broadcasters and other media outlets. We operate a nationwide digital network out of our Network Operations Center ("NOC"), located in Irving, Texas, which links more than 5,000 advertisers and advertising agencies with more than 21,000 radio, television, cable, network and print publishing destinations electronically throughout the United States and Canada. Through our NOC, we deliver video, audio, image and data content that comprise transactions among advertisers and various media outlets, including those in the broadcast industries.

        For the year ended December 31, 2006, we provided delivery services for 18 of the top 25 advertisers, as ranked by Ad Age. The majority of our revenue is derived from multiple services relating to electronic delivery of video and audio advertising content. Our primary source is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. We offer a digital alternative to dub and ship delivery of spot advertising. We generally bill our services on a per transaction basis.

        Our services include online creative research, media production and duplication, distribution, management of existing advertisements and broadcast verification. This suite of innovative services addresses the needs of our customers at multiple stages along the value chain of advertisement creation and delivery in a cost-effective manner and helps simplify the overall process of content delivery.

(in thousands, except per share amounts)

	For the years ended December 31,
	2006	2005	2004	2003	2002
Net income (loss) before cumulative effect of change in accounting principle from continuing operations	$379	$(1,973)	$3,314	$5,796	$3,371
Net income (loss)	$(649)	$(1,090)	$3,204	$4,199	$(127,385)
Net income (loss) per common share before cumulative effect of change in accounting principle from continuing operations
Basic	$0.04	$(0.27)	$0.46	$0.81	$0.48
Diluted	$0.04	$(0.27)	$0.45	$0.77	$0.48
Net income (loss) per common share
Basic	$(0.06)	$(0.15)	$0.44	$0.59	$(18.01)
Diluted	$(0.06)	$(0.15)	$0.44	$0.56	$(18.01)
Weighted average common shares outstanding
Basic	10,568	7,378	7,277	7,137	7,072
Diluted	10,568	7,378	7,330	7,489	7,081

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

The Securities We May Offer

        Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the offering. The following is a summary of the securities we may offer with this prospectus.

Common Stock

        We may offer shares of our common stock, par value $0.001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and certain results of operations of the Company.

Preferred Stock

        We may offer shares of our preferred stock, par value $0.001 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of shares of preferred stock being offered.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" in this prospectus, and in the section entitled "Risk Factors" in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        In evaluating an investment in our Company, the following risk factors should be considered.

Risks Relating to Recent Acquisitions

We may not successfully integrate the business operations of recently acquired companies.

        We recently acquired Point.360's and GTN's advertising distribution business, ("ADS business"). The integration of DG FastChannel and Point.360's and GTN's ADS business operations may be difficult, time consuming and costly and may divert the attention of senior management. The combined company must successfully integrate, among other things, management, product offerings, sales, facilities, administrative and customer service functions and the management information systems of Point.360's and GTN's ADS business with those of DG FastChannel. We will need to retain the key employees, customers and other business partners of both companies. In addition, we have also completed a recent acquisition of Pathfire. It is possible that efforts to integrate each of the companies will not be completed as smoothly as planned, which could have a material and adverse impact on the operations of the combined company.

We incurred potentially significant merger-related restructuring costs and expect to incur potentially significant integration costs in connection with the acquisition of Point.360's and GTN's ADS business operations and the acquisition of Pathfire.

        We incurred transaction fees and other costs associated with combining the Point.360 ADS business with our operations. We also expect to incur additional costs associated with the acquisition of Point.360's and GTN's ADS businesses and Pathfire and the integration of each business. We face potential costs related to employee redeployment or relocation, reorganization or closure of facilities, relocation and disposition of excess telecom lines and equipment and other integration costs. It is expected that we will charge consolidation and integration expenses to operations in fiscal years 2007 and 2008. We have estimated a range of an aggregate of approximately $1.5 to $2.0 million of transaction costs and a range of an aggregate of approximately $2.5 to $3.0 million of consolidation and integration costs. Actual transaction and integration costs may exceed our estimates and may have an adverse effect on the combined company's financial condition and operating results. We expect to account for certain of these costs as purchase-related adjustments.

If the value of the businesses acquired in our recent acquisitions, together with any synergies to be achieved from their combination with DG FastChannel, is less than the value of the consideration issued in connection with such acquisitions, the price of our common stock could decrease.

        It is possible that the price of our common stock will decrease in the future as a result of our recent acquisitions. To the extent that the price of the common stock declines as a result of the belief that the value of the stock issued or other consideration paid in connection with those acquisitions was greater than the value of the businesses acquired, together with any synergies to be achieved from their combination with DG FastChannel, the price of the common stock could decrease.

DG FastChannel could lose key personnel necessary to achieve the benefits we expect as a result of acquisitions of Point.360, Pathfire, and GTN.

        The contribution of recently acquired businesses to the combined company's success will depend in part on the continued service of specific personnel. The process of combining DG FastChannel and the acquired businesses could negatively affect employee morale. If a substantial portion of these key employees leave, the combined company's business could be adversely affected.

Risks Related to the Company

We have a history of losses which must be considered in assessing our future prospects.

        2003 was the first year we reported net income after having been unprofitable since our inception. While we reported profit again in 2004, we experienced a loss in 2005 and 2006. In 2002, we were profitable only after excluding the effect of a change in accounting principle. We could continue to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital needs.

        We intend to continue making capital expenditures to market, develop, produce and deploy at no cost to our customer the various equipment required by the customers to receive our services and to introduce additional services. In addition, we will need to make the investments necessary to maintain and improve our network. We also expect to expend capital to consummate any mergers and acquisitions that we undertake in the future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. We cannot predict any of the factors affecting the revenues and costs of these activities with any degree of certainty. Accordingly, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions.

        Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain the necessary financing on acceptable terms may prevent us from deploying our products and services effectively, maintaining and improving our products and network and completing advantageous acquisitions. Our inability to obtain the necessary financing could seriously harm our business, financial condition, results of operations and prospects. Consequently, we could be required to:

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  significantly reduce or suspend our operations;

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  seek an additional merger partner; or

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  sell additional securities on terms that are highly dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

        We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition, results of operations and prospects:

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  competition from new advertising media;

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  new product introductions or price competition from competitors;

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  a shift in purchases by customers away from our premium services; and

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  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our business, financial condition, results of operations and prospects would be harmed.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

        Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

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  equipment failure;

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  interruption in services by telecommunications service providers; and

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  inability to maintain our installed base of audio and video units that will comprise our distribution network.

        Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business.

Our business is highly dependent on electronic video advertising delivery service deployment.

        Our inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our NOC and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, we believe that to more fully address the needs of video delivery customers we have developed a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, Detroit, Dallas, San Francisco and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other U.S. markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content, such as HDTV content, reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

        In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to achieve and maintain profitability.

We rely on bandwidth providers or other third parties for key aspects of the process of providing products and services to our customers, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

        We rely on third-party vendors, including bandwidth providers. Any disruption in the network access services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology from third parties to facilitate aspects of our connectivity operations. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with users and adversely affect our business and could expose us to liabilities to third parties.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be harmed.

        We obtain our local access transmission services and long distance telephone access through contracts with Sprint, which expires in November 2007, and MCI, which expired in March 2007. While our MCI service continues on a month-to-month basis with no contract, we are evaluating which service provider(s) we will select for future needs. The agreement with Sprint provides for reduced pricing on various services provided in exchange for minimum purchases of $1.0 million for each year of the Sprint contract and the MCI contract provided reduced pricing in exchange for minimum purchases of $0.5 million for 2006. The agreements provide for certain achievement credits once specified purchase levels are met. Any interruption in the supply or a change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

        As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with us, our business could be interrupted.

        We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and their ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

        Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our NOC could result in lengthy interruptions in our service.

        We have experienced system failures in the past and may in the future. Any unscheduled interruption in our service puts a burden on our entire organization and may result in a loss of revenue. If we experience frequent or persistent system failures in our NOC or web-based management systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

The price of shares of our common stock could decline in the future.

        The trading price of our common stock has fluctuated significantly in the past. The future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations in response to such factors, including:

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  actual or anticipated fluctuations in revenues or operating results;

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  failure to meet securities analysts' or investors' expectations of performance;

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  changes in key management personnel;

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  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, distribution partnerships, joint ventures or capital commitments;

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  proposed and completed acquisitions by us or our competitors;

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  changes in coverage and financial estimates by securities analysts;

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  sale of a significant number of shares of our common stock by us or our significant holders;

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  adverse changes in market valuation of networking, Internet and telecommunications companies; and

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  general economic conditions, particularly fluctuations of stock prices quoted on the Nasdaq Global Market.

Sales of substantial amounts of our common stock in the public market could harm the market price of our common stock.

        The sale of substantial amounts of our shares (including shares issuable upon exercise of outstanding options and warrants to purchase our common stock) may cause substantial fluctuations in the price of our common stock. Because investors would be more reluctant to purchase shares of our common stock following substantial sales, the sale of these shares also could impair our ability to raise capital through the sale of additional stock.

Our inability to enter into or develop strategic relationships in key market segments could harm our operating results.

        Our strategy depends in part on the development of strategic relationships with leading companies in key market segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors. Moreover, the terms of strategic alliances and joint ventures may vest control in a party other than us.

Accordingly, the success of the strategic alliance or joint venture may depend upon the actions of that party and not us.

Insiders have substantial control over us which could limit others' ability to influence the outcome of key transactions, including changes in control.

        As of September 30, 2007, our executive officers and directors and their respective affiliates beneficially owned approximately 20.9% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be harmed if we are not able to protect our intellectual property rights from third-party challenges.

        We cannot assure that our intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

        We recently acquired GTN's ADS business, Point.360's ADS business, Pathfire, FastChannel Network Inc., Media DVX, Inc., SourceEcreative and the Broadcast Division of Applied Graphics Technologies, Inc. Our business strategy will include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

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  the difficulty of assimilating the operations and personnel of the acquired companies;

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  the potential disruption of our business;

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  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

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  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

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  the potential loss of key employees of acquired companies; and

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  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

        Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. We will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We will depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

        Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

        Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to our stockholders.

        We have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of our stock because such acquirer would not have the ability to replace our directors except as the term of each class expires. The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        Our certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be harmed if those relationships were discontinued.

        We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. If a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we were able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

We determined that there was a material weakness in our disclosure controls and procedures such that those controls and procedures were not effective as of March 31, 2007, June 30, 2007, September 30, 2007, December 31, 2006 and December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements.

        For the quarters ended June 30 and September 30, 2007, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting related to certain deficiencies in the controls surrounding monitoring and oversight of accounting and financial reporting related to business combinations. For the year ended December 31, 2006, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for business combinations and stock compensation as of December 31, 2006, which material weakness was not fully remediated by March 31, 2007. For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements, either of which could result in a decrease in our stock price.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and harm our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 5, or Standard No. 5, provides the professional standards and related performance guidance for auditors to attest to, and report on, the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments and some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management's assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would harm our stock price.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with Standard No. 5. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

Risks Relating to the Industry

The media distribution products and services industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

        To date, our design and marketing efforts for our products and services have involved the identification and characterization of the broadcast market segments within the media distribution products and services industry that will be the most receptive to our products and services. We may not have correctly identified and characterized such markets and our planned products and services may not address the needs of those markets. Furthermore, our current technologies may not be suitable for specific applications within a particular market and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the market for these new products and services will grow, if at all. Even if the market does grow, it will be necessary to quickly conform our products and services to customer needs and emerging industry standards in order to be a successful participant in those markets, such as the market for high definition, or HD, spots. If the market fails to grow, or grows more slowly than anticipated, it will be difficult for any market participant to succeed and it will be increasingly difficult for us to achieve and maintain profitability.

        To achieve and sustain profitability and growth, we must expand our product and service offerings beyond the broadcast markets to include additional market segments within the media distribution products and services industry. Potential new applications for our existing products in new markets include distance learning and training, finance and retail. While our products and services could be among the first commercial products that may be able to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services, our products and services may not be accepted by that market. In addition, it is possible that:

  •
  the convergence of several industry segments may not continue;

  •
  the markets may not develop as a result of such convergence; or

  •
  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized. Broad adoption of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

The industry is in a state of rapid technological change and we may not be able to keep up with that pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance existing products and services, develop and introduce new products and services that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers, including the need for HD spots. We may not succeed in developing and marketing product enhancements or new products and services that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products and services in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product and service releases, our business, financial condition, results of operations or cash flows will be harmed.

The marketing and sale of our products and services involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product and services to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products and services to our potential customers typically involves a significant technical evaluation. In addition, there are frequently delays associated with educating customers as to the productive applications of our products and services, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products and services with these customers. Because of the lengthy sales cycle and the large size of our potential customers' average orders, if revenues projected from a specific potential customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be harmed. Revenues will also vary significantly as a result of the timing of product and service purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations, our business, financial condition, results of operations or cash flows will be harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        On a historical basis, the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Nevertheless, in any single period, product and service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In addition, we have historically operated with little or no backlog. The absence of backlog and fluctuations in revenues and costs due to seasonality increases the difficulty of predicting our operating results.

The markets in which we will operate are highly competitive, and competition may increase further as new participants enter the market and more established companies with greater resources seek to expand their market share.

        Competition within the markets for media distribution is intense. Recently, Microsoft, Google, AOL, and other large media companies have acquired or developed software platforms and technologies to participate in the media distribution marketplace. At the same time, many other smaller companies are developing new technologies to facilitate the distribution of video to the established traditional channels and new media outlets. We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. The competitive environment could result in price reductions that could result in lower profits and loss of our market share.

        While we offer products and services focused on the electronic distribution of media, we compete with dub and ship houses and production studios. Although many dub and ship houses and production studios generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition. Production studios, advertising agencies and media buying firms also could deliver directly through entities with package delivery expertise such as Federal Express, United Parcel Service, the United States Postal Service and DHL.

        In addition, we compete with one or more satellite-based video distribution networks. We also anticipate that certain common and/or value-added telecommunications carriers and other companies, could develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although we believe that no such carriers have yet entered the market for spot distribution in any significant way.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers, such as AT&T, MCI and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Radio networks such as ABC Radio Networks or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        Further, other companies may in the future focus significant resources on developing and marketing products and services that will compete with ours.

Our business may not grow if the internet advertising market does not continue to develop or if we are unable to successfully implement our business model.

        We have identified video advertising on the internet as a potential business opportunity. Accordingly, a future component of our business model is to generate revenue by providing interactive marketing and delivery solutions to advertisers, ad agencies and web publishers. The profit potential for this business model is unproven. For our business to be successful, internet advertising will need to achieve increasing market acceptance by advertisers, ad agencies and web publishers. The intense competition among internet advertising sellers has led to the creation of a number of pricing alternatives for internet advertising. These alternatives make it difficult for us to project future levels of advertising revenue and applicable gross margin that can be sustained by us or the internet advertising industry in general.

        Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, our products and services. Advertisers may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing systems. Acceptance of our new solutions will depend on the continued emergence of internet commerce, communication, and advertising, and demand for its solutions. We cannot assure you that use of the internet will continue to grow or that current uses of the internet are sustainable.

Our failure to successfully compete in the internet advertising market may impact our growth.

        The markets for internet advertising and related products and services are intensely competitive and such competition is expected to increase. Our failure to successfully compete may impact our growth. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. We cannot be certain that we will be able to successfully compete against current or future competitors. In addition, the internet must compete for a share of advertisers' total budgets with traditional advertising media, such as television, radio, cable and print, as well as content aggregation companies and other companies that facilitate internet advertising. To the extent that the internet is perceived to be a limited or ineffective advertising or direct marketing medium, advertisers and direct marketers may be reluctant to devote a significant portion of their advertising budgets to internet marketing.

We will need to keep pace with rapid technological change in the internet advertising industries.

        In order to remain competitive, we will be continually required to enhance and to improve the functionality and features of our internet advertising systems services, which could require us to invest significant capital. If our competitors introduce new services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology, and systems may become obsolete and we may not have the funds or technical know-how to upgrade our services, technology, and systems. We may face material delays in introducing new services, products, and enhancements. If such delays occur, our users may forego use of our services and select those of our competitors, in which event, our business, prospects, financial condition and results of operations could be materially adversely affected.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

        The following table presents our historical ratios of earnings to fixed charges and preferred dividends for the periods indicated (in thousands):

	Years ended December 31,					Nine Months ended September 30, 2007
	2002	2003	2004	2005	2006
Ratio	3.7	9.8	2.8	0.4	1.1	3.7
Deficiency	—	—	—	—	—	—

        For the purpose of this computation, earnings are defined as income from continuing operations plus fixed charges. Fixed charges consist of interest on debt, the interest portion of capital lease obligations, the portion of rental expense that is representative of the interest factor that is deemed to be 25% of rent expense, and amortized debt issuance costs. The deficiency represents the shortfall in earnings required to cover fixed charges.

USE OF PROCEEDS

        We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose. We expect to incur expenses in connection with this offering in the amount of approximately $213,412 for registration, legal, accounting and miscellaneous fees and expenses.

PLAN OF DISTRIBUTION

        We may sell shares of our common stock through underwriters, agents, dealers, or directly to one or more purchasers. We may distribute these securities from time to time in one or more transactions, including block transactions and transactions on The Nasdaq Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

        The prospectus supplement for the securities will describe that offering, including:

  •
  the identity of any underwriters, dealers or agents who purchase securities, as required;

  •
  the amount of securities sold, the public offering price and consideration paid, and the proceeds we will receive from that sale;

  •
  the place and time of delivery for the securities being sold;

  •
  whether or not the securities will trade on any securities exchanges or The Nasdaq Global Market;

  •
  the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters' compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other material terms of the distribution of securities.

Use of Underwriters, Agents and Dealers

        We may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these securities to or through dealers. Alternatively, we may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

        We may also sell the securities offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

        The underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

        We may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

        A description of our common and preferred stock has been incorporated by reference to our proxy statement included in our registration statement on Form S-4, as filed with the Commission on May 3, 2006.

EXPERTS

        The consolidated financial statements and schedule of DG FastChannel, Inc. and subsidiaries (f/k/a Digital Generation Systems, Inc.) as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Point.360's ADS business as of December 31, 2006, and for each of the three years in the period ended December 31, 2006 have been included herein in reliance upon the report of Singer Lewak Greenbaum & Goldstein LLP, independent auditors, as set forth in their report thereon incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Pathfire, Inc. as of December 31, 2006, and for each of the two years in the period ended December 31, 2006 have been included herein in reliance upon the report of Habif, Arogeti & Wynne, LLP, independent auditors, as set forth in their report thereon appearing in our Form 8-K/A, as filed with the Commission on November 27, 2007 incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed on for us by Gardere Wynne Sewell LLP.

WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 100 F. Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

 UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME

        Our unaudited pro forma condensed consolidated statement of income gives effect to the merger with Point.360 as if the transaction had occurred on January 1, 2007 and is presented for the nine months ended September 30, 2007. It does not purport to represent what the financial results of operations actually would have been if the merger had occurred as of such date, or what such results will be for any future periods.

        Our unaudited pro forma statement of income should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG FastChannel and Point.360, as well as our unaudited pro forma financial statements as of December 31, 2006 and for the year then ended, all of which are included in our registration statement on Form S-4/A, as filed with the Commission on July 11, 2007 and incorporated by reference herein. Our unaudited pro forma condensed consolidated statement of income does not reflect any cost savings, restructuring charges or other economic efficiencies that have occurred or may occur as a result of the merger.

 UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	Historical
				Pro Forma Adjustments		Pro Forma Combined
	DG FastChannel	Point.360	Subtotal
Revenues	$66,719	$11,879	$78,598			$78,598
Costs and expenses:
Cost of revenues	28,807	6,981	35,788			35,788
Selling, general and administrative	16,154	3,138	19,292			19,292
Depreciation and amortization	9,072	525	9,597	$1,000	(1)	10,597

Total costs and expenses	54,033	10,644	64,677	1,000		65,677

Income (loss) from operations	12,686	1,235	13,921	(1,000)		12,921
Interest expense (income) and other	1,383	25	1,408	422	(2)	1,830

Income (loss) before taxes from continuing operations	11,303	1,210	12,513	(1,422)		11,091
Provision (benefit) for income taxes	4,527	445	4,972	(532)	(3)	4,440

Net income (loss) from continuing operations	$6,776	$765	$7,541	$(890)		$6,651

Basic net income per common share from continuing operations	$0.42					$0.37
Diluted net income per common share from continuing operations	$0.41					$0.36
Basic weighted average common shares outstanding	16,214		16,214	1,648	(4)	17,862
Diluted weighted average common shares outstanding	16,660		16,660	1,648	(4)	18,308

Pro Forma Adjustments

(1)
Records additional amortization expense related to purchased intangibles based on an assumed 10 year life.

(2)
Reflects additional interest expense from debt issued.

(3)
Applies an estimated federal and state combined tax rate of 40% to the additional pro forma expenses.

(4)
Reflects additional shares issued in acquisition of Point.360.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on April 2, 2007;

  •
  our annual report on Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2006, filed with the SEC on April 27, 2007;

  •
  our annual report on Form 10-K/A Amendment No. 2 for the fiscal year ended December 31, 2006, filed with the SEC on November 28, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 11, 2007;

  •
  our quarterly report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 14, 2007;

  •
  our quarterly report on Form 10-Q/A for the quarter ended June 30, 2007, filed with the SEC on November 14, 2007;

  •
  our quarterly report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 14, 2007;

  •
  our current reports on Form 8-K and 8-K/A (other than any disclosure furnished, but not filed, pursuant to Item 2.02 or Item 7.01 of Form 8-K) filed on November 28, November 19, October 2, September 7, September 4, August 14, August 13, August 9, July 12, June 27, June 19, June 8, May 10, May 8, April 25, April 17, April 13 and March 26, 2007;

  •
  our offer to exchange/prospectus filed with our Registration Statement on Form S-4/A Amendment No. 2, registration number 333-143629, filed on July 11, 2007 which includes the historical financial statements of Point.360's ADS business; and

  •
  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act (a) after the filing date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before all of the shares registered under the registration statement are sold.

        You may request a copy of these filings, at no cost, by writing or telephoning us at DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

Annex A

POINT.360 ADS BUSINESS

INDEX TO INTERIM FINANCIAL STATEMENTS

Point.360 ADS Business
Balance Sheets
(unaudited)

	June 30, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances for doubtful accounts of $278,000 and $295,000, respectively	3,660,000	5,264,000
Inventories, net	169,000	210,000
Prepaid expenses and other current assets	21,000	37,000
Deferred income taxes	244,000	244,000

Total current assets	4,094,000	5,755,000
Property and equipment, net	1,048,000	1,289,000
Deferred income taxes	249,000	249,000
Deposit and other assets	209,000	209,000
Investment in and advances to New 360	20,745,000	13,975,000
Goodwill	23,696,000	22,220,000

Total assets	$50,041,000	$43,697,000

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,049,000	$1,214,000
Accrued wages and benefits	224,000	268,000
Other accrued expenses	514,000	228,000
Borrowings under revolving credit agreement	—	1,542,000
Current portion of borrowings under notes payable	132,000	106,000

Total current liabilities	1,919,000	3,359,000

Notes payable, less current portion	407,000	317,000

Total long-term liabilities	407,000	317,000

Total liabilities	2,326,000	3,676,000

Commitments and contingencies	—	—
Shareholders' equity
Preferred stock—no par value; 5,000,000 shares authorized; none outstanding	—	—
Common stock—no par value; 50,000,000 shares authorized; 9,749,582 and 12,151,852 shares issued and outstanding, respectively	25,239,000	18,488,000
Additional paid-in capital	1,339,000	1,077,000
Retained earnings	21,137,000	20,456,000

Total shareholders' equity	47,715,000	40,021,000

Total liabilities and shareholders' equity	$50,041,000	$43,697,000

Point.360 ADS Business
Statements of Income
(unaudited)

	Six Months Ended June 30,
	2007	2006
Revenues	$9,650,000	$10,649,000
Cost of services sold	(5,741,000)	(6,705,000)

Gross profit	3,909,000	3,944,000
Selling, general and administrative expense	(4,194,000)	(4,802,000)
Allocation of corporate expenses to subsidiary	1,430,000	1,691,000

Operating income	1,145,000	833,000
Interest expense (net)	(20,000)	(93,000)

Income before income taxes	1,125,000	740,000
Provision for income taxes	(444,000)	(296,000)

Net income	$681,000	$444,000

Earnings per share:
Basic:
Net income	$0.06	$0.05
Weighted average number of shares	10,788,045	9,380,441

Diluted:
Net income	$0.06	$0.05
Weighted average number of shares including the dilutive effect of stock options	11,273,901	9,558,494

Point.360 ADS Business
Statements of Shareholders' Equity
(in thousands except for share amounts)

	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shareholders Equity
Balance on December 31, 2006	9,749,582	$18,488	$1,077	$20,456	$40,021
Net income	—	—	—	681	681
Shares issued in connection with exercise of stock options	2,402,270	6,751			6,751
Incentive-based option expense	—	—	262	—	262

Balance on June 30, 2007	12,151,852	$25,239	$1,339	$21,137	$47,715

Point.360 ADS Business
Statements of Cash Flows
(unaudited)

	Six Months Ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$681,000	$444,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	419,000	444,000
Provision for doubtful accounts	27,000	54,000
Incentive-based option expense	262,000	37,000
Changes in operating assets and liabilities (net of acquisitions):
(Increase) decrease in accounts receivable	1,577,000	853,000
(Increase) decrease in inventories	41,000	5,000
(Increase) in prepaid expenses and other current assets	16,000	(392,000)
(Increase) decrease in other assets	—	(8,000)
(Decrease) increase in accounts payable	(165,000)	(355,000)
Increase (decrease) in accrued expenses	242,000	(39,000)

Net cash and cash equivalents provided by operating activities	3,100,000	1,006,000

Cash flows from investing activities:
Capital expenditures	(179,000)	(360,000)
Adjustments to, investment in, and advances to New 360	(6,770,000)	897,000

Net cash and cash equivalents used in investing activities	(6,949,000)	537,000

Cash flows from financing activities:
Change in revolving credit agreement	(1,542,000)	(1,229,000)
(Increase) in goodwill	(1,476,000)	—
Proceeds from exercise of stock options	6,751,000	80,000
Increase in (repayment of) notes payable	116,000	(401,000)
Repayment of capital lease obligations	—	(30,000)

Net cash and cash equivalents used in financing activities	3,849,000	(1,543,000)

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$—	$—

Point.360 ADS Business
Notes to Financial Statements
(unaudited)

1.     BASIS OF PRESENTATION:

        On April 13, 2007, Point.360's Board of Directors preliminarily approved a plan to contribute the assets and liabilities related Point.360's businesses other than the spot advertising distribution businesses to a wholly-owned subsidiary, New 360, and to subsequently distribute the common stock of New 360 of Point.360 shareholders on a share-for-sale basis to form an independent, publicly traded entity. The net assets contributed to New 360 are shown as Investment in New 360 in the accompanying Balance Sheets.

        The accompanying Financial Statements include the accounts and transaction of Point.360 involved primarily in the duplication and distribution of advertising content (the "ADS Business"). The accompanying Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in the Financial Statements.

        Point.360's ADS Business combined results of operations, financial position and cash flows may not be indicative of its future performance and do not necessarily reflect what the combined results of operations, financial position and cash flows would have been had ADS Business operated as a separate, stand-alone entity during the periods presented, including changes in its operations and capitalization as a result of the separation of New 360 from Point.360.

        Certain corporate and general and administrative expenses, including those related to executive management, tax, accounting, legal and treasury services, have been allocated to New 360 based on the ratio of New 360's revenues to total Point.360 revenues. Additionally, certain balance sheet amounts have been allocated to New 360 based on the ration of New 360's working capital, net fixed assets and other factors at each year end. Management believes such allocations are reasonable. However, the associated expenses recorded by ADS Business in the accompanying Statements of Income may not be indicative of the actual expenses that would have been incurred had ADS Business been operating without Subsidiary for the periods presented. Following the separation of New 360 from Point.360, ADS Business will perform these functions using other internal resources or purchased services.

        SG&A expense net of expenses allocated to New 360, were $2.8 million (29% of sales) in the first six months of 2007 as compared to $3.1 million (29% of sales) in the first six months of 2006.

Business Description

        ADS Business provides worldwide electronic and physical distribution of audio and video of advertising content using fiber optics, satellite, Internet and air and ground transportation. ADS Business delivers commercials by both physical and electronic means to thousands of broadcast outlets worldwide. ADS Business' interconnected facilities provide service coverage to all major U.S. media centers. Clients include major motion picture studios, advertising agencies and corporations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$3,412
Printing and engraving expenses	100,000
Accounting fees and expenses	50,000
Legal fees and expenses	50,000
Miscellaneous fees and expenses, including travel	10,000

$213,412

ITEM 15.  Indemnification of Directors and Officers.

        The Registrant's Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

        Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL"), every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

        The Registrant's Certificate of Incorporation contains provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the DGCL.

ITEM 16.  Exhibits

5.1	Opinion of Gardere Wynne Sewell LLP*
12.1	Statement Regarding Computation of Ratios
23.1	Consent of KPMG LLP
23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP
23.3	Consent of Habif, Arogeti & Wynne, LLP
24.1	Power of Attorney*

*
previously filed

ITEM 17.  Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          (i)    If the registrant is relying on Rule 430B:

            (A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            (B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

          (ii)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this the 27th day of November, 2007.

DG FastChannel, Inc.
By:	/s/ SCOTT K. GINSBURG Scott K. Ginsburg, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 27th day of November, 2007.

Name	Title	Date

/s/ SCOTT K. GINSBURG Scott K. Ginsburg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 27, 2007
/s/ OMAR A. CHOUCAIR Omar A. Choucair	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 27, 2007
* David M. Kantor	Director	November 27, 2007
* Lisa Gallagher	Director	November 27, 2007
* Kevin C. Howe	Director	November 27, 2007
* Anthony J. LeVecchio	Director	November 27, 2007
* William Donner	Director	November 27, 2007
By:	/s/ OMAR A. CHOUCAIR As Attorney-in-fact

INDEX TO EXHIBITS

5.1	Opinion of Gardere Wynne Sewell LLP*
12.1	Statement Regarding Computation of Ratios
23.1	Consent of KPMG LLP
23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP
23.3	Consent of Habif, Arogeti & Wynne, LLP
24.1	Power of Attorney*

*
previously filed